DELPHOS MMJ, LP

**Statement of Financial Condition
Required by the U.S. Securities and Exchange Commission**

Including Independent Registered Auditor's Report

For the Year-Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-67083

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Delphos MMJ LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1270 Avenue of the Americas, Fl 7
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Werner Graser	917-472-7450	werner.graser@delphosmmj.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPA's, P.C.
(Name – if individual, state last, first, and middle name)

3535 Rowell Rd., Ste 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Werner Graser _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Delphos MMJ LP _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President

This filing** contains (check all applicable boxes):

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DELPHOS MMJ, LP
Statement of Financial Condition
AS OF DECEMBER 31, 2025

TABLE OF CONTENTS

goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Delphos MMJ, LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Delphos MMJ, LP as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Delphos MMJ, LP as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Delphos MMJ, LP's management. Our responsibility is to express an opinion on Delphos MMJ, LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Delphos MMJ, LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
April 14, 2026

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

DELPHOS MMJ, LP
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Assets

Cash and cash equivalents	$	84,988
Accounts receivable		411,222
Prepaid expenses		21,037
Deferred tax asset		195,184
Total assets	$	712,431

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Commissions payable	$	171,992
Accounts payable and accrued expenses		25,987
Total liabilities		197,979

Partners' Capital

Partners' Capital	$	514,452
Total liabilities and member's equity	$	712,431

The accompanying notes are an integral part of these financial statements.

NOTE 1 -   ORGANIZATION AND NATURE OF BUSINESS

In 2023 Delphos MMJ LP (the "Company") acquired Mann Mann Jensen Partners LP, and was organized as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the general partner.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities if applicable and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees. See Note 8 for further discussion.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2025, the Company did not have amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Accounts Receivable

Accounts receivable are customer accounts receivable carried at estimated net realizable value and are due upon receipt of services. Management believes that all accounts receivable as of December 31, 2025 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2025. Accounts receivable are due upon receipt of services. Accounts receivable at January 1, 2025 was $394,125.

Property, Equipment, and Depreciation

Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 Years
Furniture and Fixtures	7 Years

Expenditures for maintenance and repairs are charged to operations as incurred.

There was no depreciation expense for the year ended December 31, 2025.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships. The net operating losses are as follows:

Tax Year	Amount	Expiration Date
2011	$155,079	2031
2012	$528,814	2032
2013	$229,359	2033
2014	$246,503	2034
2016	$849,622	2036
2017	$737,147	2037
2018	$401,860	Does Not Expire
2019	$209,753	Does Not Expire
2020	$424,054	Does Not Expire
2021	$0	Does Not Expire
2022	$269,699	Does Not Expire
2023	$818,835	Does Not Expire
2024	$0	Does Not Expire
2025	$8,864	Does Not Expire
Total	$4,879,589	

The deferred tax asset for the period ending December 31, 2025 is $195,184, which is calculated at a rate of 4.0 % applied to the net operating loss carryforward of $4,879,589.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income Taxes, continued

The Company has adopted the provisions of FASS Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASS ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

The Company is evaluating new accounting standards and will implement as required.

Income taxes

The Company is recognized as a limited liability company by the Internal Revenue Service. The Company's member is liable for federal and state income taxes on its taxable income.

The Company complies with FASB ASC 740, Accounting for Income Taxes which requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2025. As of December 31, 2025, the Company had no uncertain tax positions.

NOTE 3 - **SUBSEQUENT EVENTS**

The Company evaluated subsequent events to April 14, 2026, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $59,002 which was $45,803 in excess of its required net capital of $13,199 The Company's percentage of aggregate indebtedness to net capital was 335.55%.

NOTE 5 -   INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 6 -   RELATED PARTY

The Company signed an expense sharing agreement effective, December 1, 2024 with two affiliates. It may be terminated by the Company, or by either of the affiliates with respect to themselves, with sixty days' notice. The agreement allocates services and products based on the percentage used by the Company. The affiliates have no direct ownership in the Company. Management is in the process of amending the documents required for this capital contribution. This expense is included in the Statement of Operations.

NOTE 7 -   CONCENTRATIONS

The top two clients comprise approximately 44% of revenues for the year ending December 31, 2025 and one of these clients represent 85% of the accounts receivable balance at December 31, 2025.

NOTE 8 -   CONTINGENCIES

The Company is subject to various legal proceedings and claims arising in the ordinary course of business. Management evaluates these matters in accordance with ASC 450, Contingencies.

At December 31, 2025, the Company is involved in a legal matter alleging breach of contract by the Company relating to final payment of commissions to a former employee. The matter is currently in the early stages of litigation, and the ultimate outcome is uncertain. At this time, management is unable to determine the likelihood of an unfavorable outcome or reasonably estimate the amount or range of potential loss, if any. Accordingly, no liability has been recorded in the accompanying financial statements.

The Company intends to vigorously defend itself in this matter. An unfavorable resolution could have a material effect on the Company's financial position, results of operations, or cash flows in a future period.

NOTE 9 -   REVENUES FROM CONTRACTS WITH CUSTOMERS

These services include agreements to provide advisory services to customers for which they charge the customer a fee. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

These agreements may contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There is deferred revenue at December 31, 2025 of $0.

NOTE 10 -   GOING CONCERN

These financial statements have been prepared on a going concern basis. The Company has sustained negative cash flows from operations over the past two years, and a net loss in 2024. The Company's ownership is committed to keeping the Company operating for the next 12 to 24 months via capital contributions, if necessary. Therefore, it will be able to meet its commitments and net capital requirements for the time period.

NOTE 11 -   SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking and investment advisory. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company. The accounting policies used to measure the profit and loss of the Company are the same as those described in the summary of significant accounting policies. The Company derived 25% of its revenue from a single customer in 2025.